SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated July 27, 2009 regarding accounting data as of June 30, 2009

Item 1

Telefónica de Argentina S.A.

Buenos Aires, July 27, 2009

Messrs.
BOLSA DE COMERCIO DE BUENOS AIRES [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice
Accounting data as of June 30, 2009

Dear Sir,

Telefónica de Argentina S.A. (“the “Company”) is writing to you in order to inform that, for inclusion in the consolidated accounting data of our indirect controlling company, Telefónica S.A., organized in the Kingdom of Spain, the Company’s Board approved in the meeting of July 27, 2009, in advance, certain summarized non-audited accounting data, contained in the following summary of the balance sheet, statement of income, and statement of changes in the shareholders’ equity as of June 30, 2009 and for the six-month period completed thereon.

The amounts are denominated in million Argentine pesos according to the rules approved by the Comisión Nacional de Valores [Argentine SEC].

By August 6, 2009, the Company’s Board will approve the complete Financial Statements as of June 30, 2009 and for the six-month period completed thereon according to section 63 of the Stock Exchange Regulations and section 1, Chapter 23 of Resolution No. 368/01 of the Comisión Nacional de Valores.

Therefore, the final results and balance sheet will cover events following the date of approval of said complete financial statements. The Company does not assume any obligation to update the data included herein due to events occurring following the date hereof and until the accounting data is approved as per the above paragraph.

Non-audited summarized balance sheet	30-Jun-09

Assets
Current Assets	1,715
Non-Current Assets	4,862
Total Assets	6,577

Liabilities
Current Liabilities	1,707
Non-Current Liabilities	2,152
Net Liabilities for Discontinued Business	11
Total Liabilities	3,870
Total Shareholders’ Equity	2,707
Total Liabilities and Shareholders’ Equity	6,577

Telefónica de Argentina S.A.

Non-audited Summarized Statement of Income	30-Jun-09

Net Sale Income	2,741
Operating, Administrative and Selling Expenses	(2,219)
Other Net Expenses	(83)
Financial Performance -Net	(188)
Net Profit of Period Before Income Tax	251
Income Tax	(82)
Net Profit of Period	169

Statement of Changes in Shareholders' Equity

	Owners' Contribution			Accumulated Income
	Capital Stock
	Par Value	Integral Capital Stock Adjustment	Total	Legal Reserve	Reserve for Future Dividend	Retained Earnings	Total
Balance as of December 31, 2008	698	1,209	1,907	15	279	337	2,538
Allocation of accumulated income as resolved by the General Regular and Special Class A and Class B Meetings of Shareholders dated April 20, 2009	-	-	-	367	-30	-337	-
Net profit of six-month period ended as of June 30, 2009	-	-	-	-	-	169	169
Balance as of June 30, 2009	698	1,209	1,907	382	249	169	2,707

Yours sincerely,

	Pablo Llauró	Alvaro I. Parisi
	Attorney	Chief Accounting and Balance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 28, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel